Exchange Terms and Conditions

Exchange Terms and Conditions

The Exchange Terms and Conditions (hereinafter "Exchange Agreement" or "Exchange Terms and Conditions") constitute an addendum to the General Terms and Conditions for the provisions of and use of the Company's custody services ("Custody"), as well as the crypto asset exchange managed by Paxos and operating under the trade name itBit. These terms apply to each electronic form or contract executed by users and/or members who use Custody or the Exchange, unless expressly stipulated otherwise in the Paxos Contractual Documentation. If you have separately executed an agreement with the Company regarding your use of Custody or the Exchange (e.g., to access the Exchange via an application programming interface, or an over-the-counter trading services agreement), in the event of a conflict between that agreement and the Exchange Agreement, the terms of that other agreement shall govern and control. To the extent there is a conflict between the Exchange Agreement and

the General Terms and Conditions, the terms of this Exchange Agreement shall govern and control. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the General Terms and Conditions.

1. PRELIMINARY PROVISIONS

- 1.1. Terms and Conditions
  - 1.1.1. You must agree to all of the terms of this Exchange Agreement. If you do not agree to or accept all of the terms of this Exchange Agreement, please immediately discontinue access to, and use of, all Paxos services and products. This Exchange Agreement applies to all users and/or customers of the Exchange, whether as a guest or a registered Customer.
  - 1.1.2. By agreeing to the Exchange Terms and Conditions, you agree to be bound by the General Terms and Conditions and the rest of the Paxos Contractual Documentation, as applicable.
  - 1.1.3. If you are under the age of eighteen (18) or the legal age for entering legally binding contracts under applicable laws, you are not permitted to use any of Paxos services and products. By continuing to access or use the Site, you indicate that you are (18) years of age or older or have the legal capacity to enter legally binding contracts under applicable laws. Misrepresentation of your age to gain access to any of Paxos services and products is a breach of this Agreement.
- 1.2. Definitions

"Account" means your account with the Exchange.

"Market Data" means the market value data compiled and published by the Company on the Site or otherwise, including bid prices, ask prices, trade prices and trading volume. Trading volume is calculated by adding together the notional values of trades executed on the Exchange.

2. THE EXCHANGE

The Exchange allows Members to trade crypto assets, with the Exchange acting in an Agency capacity. All crypto assets exchanged or traded by and between our Members, are sourced from the Members themselves. All crypto assets transferred to us by Members for use in trading on the Exchange are deposited by the Exchange into, and are held in, an omnibus client account, controlled by the Exchange. The Exchange enables Members to offer a trade at a given price, or to accept a trade at a price that another Member has offered. When the Exchange matches orders of its users (i.e., a Member accepts a trade offered by another Member), a trade occurs. This trade transfers ownership between users and is reflected in adjustments to Members' fiat currency and crypto asset balances on our ledger. All trading activity on the Exchange is "off-chain" and is not broadcast to the applicable blockchain.

Crypto assets available on the Exchange for trading for custody with the Company, and for withdrawal include Bitcoin, Ethereum, Litecoin, Bitcoin Cash, and PAX Gold, all of which were approved for customers of Paxos Trust through specific approval from the New York Department of Financial Services (the "NYDFS"). Stellar Lumens and Cardano are available for trading only over-the-counter, and are also available for custody with the Company and for withdrawal; these assets were approved for customers of Paxos Trust through specific approval from the NYDFS. PAX and BUSD are available for Exchange credit as USD, for custody, and for withdrawal; these assets were approved for customers of Paxos Trust through specific approval from the NYDFS. Huobi USD is available only to customers of Paxos Global for Exchange credit as USD, for custody, and for withdrawal. The Company does not accept fees or other monetary or in-kind compensation from the issuers of these supported tokens, except that we may earn interest and/or other earnings where we custody reserves backing US dollar stablecoins, as described in the General Terms and Conditions. Restrictions may apply in accordance with applicable law.

3. DISCLAIMER; RISK FACTORS

We are providing you a method by which you can exchange, trade, and/or store certain crypto assets, and we make no representations or warranties concerning the value, stability, or legality of any such crypto assets. Trades offered by Members may not reflect the fair market value of the crypto asset offered. Liquidity on the Exchange may vary. Certain types of trades, such as market orders, may fill partly at or near fair market value and partly at a price that does not reflect fair market value. Trade with caution, and limit your trading to types of trades that are suitable for you and your risk tolerance. For additional information regarding the difference between order types supported for trading, please consult the Paxos User Guide, available at https://help.paxos.com/hc/en-us/articles/360041904312-Difference-Between-Order-Types-Supported-for-Trading. Please also review the General Terms and Conditions for additional risk factors.

4. EXCHANGE MARKET DATA

- 4.1. Paxos compiles and publishes Market Data. You understand, acknowledge and agree that, due to technical and other restrictions, the crypto asset values displayed on our Site and in the Market Data may be delayed and therefore not reflect the current, live market value of such crypto asset. Nonetheless, you agree that the values displayed on our Site control your Account and your use of the Site, the Exchange and the Services. You agree that we are not responsible for any adverse consequences that you may experience, or costs that you may incur, arising from any lapse, failure, outage or error in receiving Market Data from Paxos.
- 4.2. Paxos may share (including by sale or license) the Market Data with third parties. Such Market Data will not identify any particular Member nor attribute trade(s) to a particular Member by name, subject to Section 13 of the General Terms and Conditions.

5. FDIC COVERAGE

U.S. Dollar deposits are held in one or more omnibus accounts at banks located in the United States with the intention that they are eligible for Federal Deposit Insurance Corporation ("FDIC") "pass-through" deposit insurance, subject to applicable FDIC regulations. Our policies are designed to comply with the FDIC's requirements for recognition of relationships entitled to pass-through insurance. Non-U.S. Dollar deposits held at a U.S. bank as well as U.S. dollar deposits held at banks outside of the U.S. may not be eligible for FDIC deposit insurance.

6. YOUR EXCHANGE ACCOUNT

- 6.1. Funding Your Account

After creating your Account with the Company, you will be able to fund your Account with crypto assets and with fiat currency.

  - 6.1.1. To fund the Account with crypto assets, you may transfer, for example, Bitcoin, from your account(s) with third-party crypto asset provider(s) (often known as "wallets") into your Account operated by the Exchange. For example, to fund your Account with 100 Bitcoin, you would use the third-party Bitcoin software to transfer your own pre-existing 100 Bitcoin from your wallet to the Exchange's Bitcoin address for the omnibus client account. The Exchange would then credit your Account with 100 Bitcoin on the Exchange's ledger, and you would be able to trade those Bitcoin on the Exchange.
  - 6.1.2. You may also fund your Account with fiat currency transferred from your account(s) with financial institutions. These would be transferred to the omnibus client and then the Exchange would credit your Account for that amount of fiat currency on the Exchange's ledger. If a fiat currency deposit does not originate from a bank account owned by you, it will be rejected and returned immediately. Fiat currency sent before 3 p.m. New York time will typically be credited to your Account on the same day or next business day. US dollar deposits may not be credited outside of normal banking hours. Transfer times are subject to bank holidays, the internal processes and jurisdiction of your bank, and the internal processes of our banks. In certain situations, fiat currency deposits may be delayed in connection with Downtime.
  - 6.1.3. When determining the amount you wish to transfer into your Account, you should be aware that you must deposit funds prior to placing an order through the Exchange in an amount sufficient to satisfy your order (and associated fees, if any). All orders on the Exchange must be pre-funded or they will not be accepted by the Company or the Exchange.
  - 6.1.4. You represent and warrant that all funds, including fiat currency and crypto assets, that you transfer to us do not represent the proceeds of any criminal or fraudulent activity. You are not allowed to receive funds in your Account from a sender other than yourself, unless you receive specific prior approval otherwise from us. If we reasonably determine that you are not the owner of funds in your Account, we reserve the right to dispose of those funds in accordance with applicable law and in our sole discretion, which may include returning the funds to the originator or to a charity of our choosing.
  - 6.1.5. We will make reasonable efforts to process electronic debits from and credits to your bank account, but we make no representations or warranties regarding the amount of time needed to complete processing.

- 6.2. Placing a Trade

Prior to the placement of a trading order on our Exchange, you will be required to review the following information: the type of order (buy/sell, and market/limit/post-only order), the amount of the order, the price and, the estimated fee (if any) to be charged by the Exchange for executing the order. If you place a large market order, the Exchange may request that you re-confirm the order because large market orders may trade at a price substantially higher or lower than fair market value. For customers of Paxos Trust Company, LLC, we will maintain records of your transaction history for a period of no less than seven years.

- 6.3. Reversal of Trades

Once an order has been executed and the appropriate currencies and assets have been credited and debited from the Members' Accounts on the Exchange ledger, the transaction may not be reversible.

- 6.4. Cancelling Trades
  - 6.4.1. You have the right to cancel an open (i.e., unmatched) bid or offer to sell or buy crypto assets by initiating procedures through your Account online to effectuate closure of such open bid or offer. Such cancellation request may not be processed immediately by the Exchange, and accordingly, the open order may be executed after the cancellation request for that order has been submitted. If this occurs, the order will not be cancelled.
  - 6.4.2. Absent mutual consent of parties involved, we reserve the right to cancel or nullify trades in the event that:
    - 6.4.2.1. The trade resulted from an erroneous print disseminated by the underlying market that is later cancelled or corrected, where such erroneous print resulted in a trade higher or lower than the average trade in the underlying currency pair during the time period encompassing five (5) minutes before and after the erroneous print, by an amount at least five times greater than the average quote width for such underlying currency pair during such time period;
    - 6.4.2.2. The trade resulted from an identifiable interruption or malfunction of an Exchange execution or communication system that caused a quote or order to trade in excess of its disseminated size or quote;
    - 6.4.2.3. The trade resulted from an erroneous quote in the primary market for the underlying currency pair that has a width of at least ten United States dollars (US$10.00) or that width is at least three times greater than the average quote width for such underlying security during the time period encompassing five minutes before and after the dissemination of such quote. For clarity, the underlying market includes various digital currency venues and FX rates; or
    - 6.4.2.4. The trade occurred at a price caused by any of the above, at a price 10% above or below fair market value, or at a price deemed clearly erroneous at the Company's sole discretion.

- 6.5. Withdrawing Currency
  - 6.5.1. Members may withdraw some or all of their crypto assets or fiat currency from their Accounts at any time, upon request to us. Crypto assets will be transferred from the Member's Account with the Exchange to the specific wallet address provided by the Member. Withdrawals may take up to three (3) days to complete, provided that larger withdrawals may take up to thirty (30) days to complete. Fiat currency will be transferred from the Member's Account with the Exchange to the bank account designated by, and owned by, the Member.
  - 6.5.2. Please note that any withdrawal of crypto assets or fiat currency may be delayed as necessary to comply with applicable law and/or the Exchange's Compliance Program, including verification of customer identification and anti-money laundering procedures.
- 6.6. Supported Crypto Assets

  The Company may choose to support new crypto assets in its sole discretion, subject to applicable law. The Company will make reasonable efforts to provide prior notice to Members of any decision made to support a new crypto asset. The decision to support a new crypto asset will depend on a number of factors, including regulatory approval and market demand. The Company has not received listing fees or any other form of consideration to list any crypto asset.

7. FORKS AND UNSUPPORTED ASSETS

   7.1. You understand, acknowledge and agree that the underlying operating rules of certain crypto assets may change from time to time in such a way as to result in more than one related version of an existing crypto asset (each instance of any such change, a "Fork"). If a Fork occurs, it will result in the creation of a new crypto asset (the "New Forked Asset") related to an existing crypto asset (the "Prior Asset"). As a result, we will hold an amount of the New Forked Asset proportional to our holdings of the Prior Asset. You further understand, acknowledge and agree that each Fork may materially affect the value, function, and/or name, of the original crypto asset that we custody on your behalf or you hold in your Account, and that the New Forked Asset may have minimal or no value.

- 7.2. WE HAVE NO CONTROL OVER, NOR DO WE HAVE THE ABILITY TO INFLUENCE, THE CREATION OR IMPLEMENTATION OF A FORK OR OF THE NEW FORKED CURRENCY. WE CAN PROVIDE NO ASSURANCES ABOUT THE SECURITY, FUNCTIONALITY OR SUPPLY OF ANY CRYPTO ASSET, INCLUDING BOTH THE NEW FORKED ASSET AND THE PRIOR ASSET. YOU UNDERSTAND, ACKNOWLEDGE AND AGREE THAT WE ASSUME NO LIABILITY RELATING TO ANY CHANGE IN THE VALUE OF ANY CRYPTO ASSET (WHETHER OR NOT RESULTING FROM A FORK).

- 7.3. If a Fork occurs, you understand, acknowledge and agree that we may temporarily suspend the operations of the Exchange (with or without advance notice to you) while we determine, in our sole discretion, whether to support either or both of the New Forked Asset and the Prior Asset. In addition, while we will endeavor to make this determination expeditiously, we have the right to continue the suspension of the Exchange for such length of time as we deem prudent in order to make such determination. You understand, acknowledge and agree that the Exchange is unlikely to support trading in all New Forked Assets
- 7.4. You understand, acknowledge and agree that you have no right, claim or privilege in, or with respect to, any New Forked Asset. If we do not support a New Forked Asset, you may not be able to withdraw the New Forked Asset from the Exchange promptly or at all; you may not be able to trade the New Forked Asset on our platform for fiat currency or other crypto assets; and you may lose any value associated with such New Forked Asset. If we determine not to support a New Forked Asset, we may, in our sole discretion, (i) obtain and retain the New Forked Asset as property belonging to us; or (ii) make the New Forked Asset available to you on a one-time basis, based on your holding of the Prior Asset at the time of the Fork, subject to the withholding and retention by us of an amount reasonably calculated to fairly compensate us for the cost of making such New Forked Asset available and subject to our withdrawal procedures. We will notify you if only if we elect to permit a one-time withdrawal pursuant to (ii) above.
- 7.5. You understand, acknowledge and agree that if you or a third party deposits an amount of a New Forked Asset (or any other crypto asset) that the Exchange does not support into our omnibus client account for crypto assets, we have the right to and will account for any such unsupported crypto asset (including unsupported New Forked Assets) as belonging to us. We have, and assume, no obligation or duty to return the crypto asset transmitted to one of our accounts. If we determine, in our sole and absolute discretion, to return the unsupported crypto asset, we retain the right to charge transaction and/or other fees in connection with the transfer of the unsupported crypto asset off of our platform.

8. AIRDROPS

You understand, acknowledge and agree that in the event that a third party attempts to or does distribute (sometimes called "airdropping" or "bootstrapping") a crypto asset (whether or not supported by the Exchange) to crypto asset addresses, we will treat such airdropped crypto asset as we would treat all unsupported crypto assets, as set forth in section 7.5 above. You further agree and understand that airdropped crypto assets do not create a relationship between us and the transferor, or sender, and/or the related network that created the airdropped crypto asset; and, further that we are not subject to any obligation as it may relate to the transferor and/or the related network.

9. FEES

- 9.1. Trading Fees

An overview of our trading fees is set forth at "Trading Fee Structure (https://help.paxos.com/hc/en-us/articles/360041904332)". The Trading Fee is added to the purchase price for buyers and subtracted from the sale price for sellers.

- 9.2. Banking Fees

We charge transaction fees for deposits into the Company's bank accounts and withdrawals from the Company's bank accounts to customer bank accounts (collectively, "Banking Fees"). These fees are deducted from the amount transferred. Our deposit and withdrawal fees are set forth at https://help.paxos.com (https://help.paxos.com).

In addition to the fees described above, your financial institution and/or the provider of your crypto asset wallet may charge transaction and other fees related to the transfer of funds to your Account.

- 9.3. Additional Fees for Certain Accounts

Due to the cost of maintaining and supporting your Account and subject to applicable law, you will incur a monthly charge of two U.S. Dollars (US $2.00) (or equivalent in other fiat or crypto asset) if you maintain a non-zero balance (or equivalent in other fiat or crypto asset) and there has been no trading activity on the Account for twelve months or longer. Such fee will be auto-debited from your account on a periodic basis in USD or the then current crypto asset equivalent.

For more information on fees for Custody Accounts, please reach out to custody@paxos.com (mailto:custody@itbit.com).

- 9.4. Right to Change Fees and Fee Structure

We reserve the right to change or modify our fee structure or increase any of our fees at any time and from time to time. Any such changes, modifications or increases will be effective upon posting such changes, modifications or increases on our Site. Your first use of your Account following the posting on the Site of any changes to the fees will constitute your acceptance of such changes. If you do not agree to the posted changes, you may close your Account as provided in this Agreement.

10. MARKET MAKERS

We may engage one or more market makers (each, an "MM") to act as liquidity providers on the Exchange. You understand and agree that we may provide information concerning bids and offers placed by participants on the Exchange (including you) to such MMs prior to posting such bids and offers to the Exchange. The MMs will have the opportunity, but not the obligation, to accept and fill such bids and offers prior to the other participants on the Exchange (including you), should such bids be matched at lower prices and such offers be matched at higher prices (i.e., a more favorable bid or ask price) than they otherwise would have received had the originally proposed bids and offers been routed directly through the Exchange.

A Market Maker acting in a principal capacity may be affiliated with us ("Affiliated MM") and may engage in transactions on the Exchange as well as in over-the-counter transactions with Members, provided, however, that (a) Affiliated MM trading will always be designed to be revenue-neutral over the long term (i.e. we do not profit from these transactions as a whole), and (b) no Affiliated MM will use earlier or different access to information about Exchange bids and offers from what is available to other API-integrated Members.